FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

 NY\1582723.2

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s material change report of October 23, 2009 regarding completion of the acquisition of approximately 87% of Canadian Hydro Developers, Inc. and reconstitution of its board of directors.  This material change report is hereby filed with the United States Securities and Exchange Commission for the purpose of being incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-155243
F-10	333-162418

99.1	Material change report dated October 23, 2009

EXHIBIT INDEX

EXHIBIT NUMBER

DESCRIPTION

99.1

Material change report dated October 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

Dated: October 26, 2009

By:

/S/ BRIAN BURDEN

Name:  Brian Burden

Title:

Chief Financial Officer